Exhibit 99.1

NEWS RELEASE

FOR RELEASE AT 8:45M EST ON FEBRUARY 7, 2006

STORM CAT ENERGY ENTERS INTO PURCHASE AND SALE AGREEMENT TO

ACQUIRE ARKANSAS FAYETTEVILLE SHALE LEASES

CALGARY and DENVER – (PR Newswire) – February 7, 2006 – Storm Cat Energy Corporation (AMEX: SCU; TSX.V: SME) today announced that it has entered into a Purchase and Sale Agreement with a privately held company to purchase 100% right, title and interest in oil and gas leases in Van Buren, Searcy and Pope Counties, Arkansas. The acreage is undeveloped and contains approximately 20,000 gross and 16,000 net mineral acres. Pending the satisfactory completion of due diligence review, the transaction is due to occur by mid-April, 2006. The effective date of the transaction is February 1, 2006. Transaction terms were not disclosed.

Storm Cat Energy’s  President, Scott Zimmerman, said: “Today’s transaction, in one of the highest profile plays in North America, complements our business plan of acquiring leasehold in emerging unconventional gas resource plays. The acreage is located in the regionally extensive Fayetteville shale play in the Arkoma Basin of northwest Arkansas. The Fayetteville shale is an unconventional shale gas reservoir ranging in depth from 1,000 feet to 6,500 feet. Acquiring acreage in the Fayetteville Shale play is consistent with Storm Cat’s stated focus of pursuing, exploring and developing unconventional gas reserves from fractured shales, coal beds and tight sand formations. We have seen the repeatable success that companies like Southwestern Energy are enjoying and are pleased to gain entry into the play. By our initial evaluation, we anticipate estimated ultimate recoveries of 1.0 Bcfe to 1.4 Bcfe per horizontal well with an average cost to drill and complete of $1.6 million. These are attractive finding costs, even with higher service costs of drilling these horizontal wells. This position provides us with over 120 net drillable locations. By developing these properties in a timely fashion, we anticipate adding to the cash flow provided by our Powder River Basin properties while we continue to unlock the vast resource potential that exists in our Elk Valley play in British Columbia.”

About Storm Cat Energy

Storm Cat Energy is an independent oil and gas company focused on the pursuit, exploration and development of large unconventional gas reserves from fractured shales, coal beds and tight sand formations. The Company has producing properties in Wyoming’s Powder River Basin, exploration and development acreage in Canada and Alaska, and high-risk, high-reward

DENVER, COLORADO 1125 17th Street, Suite 2310 | Denver, Colorado, USA 80202 | Tel (303) 991-5070 Fax (303) 991-5075

CALGARY, ALBERTA Suite 200, 209—8th Avenue | Calgary, Alberta, Canada T2P 1B8 | Tel (403) 451-5070 Fax (403) 451-5075 MONGOLIA Suite 21, P.M. Amar’s Street 2 | Tavan Bogd Plaza, Sukhbaatar District | Ulaanbaatar, Mongolia | Tel 976-11-33-0464

exploration acreage in Mongolia. The Company’s shares trade on the American Stock Exchange under the symbol “SCU” and in Canada on the TSX Venture Exchange under the symbol “SME.”

Company Contact:

Scott Zimmerman, President and Chief Executive Officer

Paul Wiesner, Chief Financial Officer

Phone: 87-STORMCAT

www.stormcatenergy.com

By Order of the Board of Directors

Storm Cat Energy Corporation

/s/ J. Scott Zimmerman

President and Chief Executive Officer

Forward-looking Statements

CAUTIONARY STATEMENT: This publication contains certain “forward-looking statements”, as defined in the United States Private Securities Litigation Reform Act of 1995 relating to matters such as the Company’s drilling and other exploration plans, and projected well economics. Forward-looking statements are statements that are not historical facts; they are generally, but not always, identified by the words “expects,” “plans,” “anticipates,” “believes,” “intends,” “estimates,” “projects,” “aims,” “potential,” “goal,” “objective,” “prospective,” and similar expressions, or that events or conditions “will,” “would,” “may,” “can,” “could” or “should” occur. Forward-looking statements are based on the beliefs, estimates and opinions of Storm Cat’s management on the date the statements are made; they involve a number of risks and uncertainties. Consequently, there can be no assurances that such statements will prove to be accurate and actual results and future events could differ materially from those anticipated in such statements. Storm Cat undertakes no obligation to update these forward-looking statements if management’s beliefs, estimates or opinions, or other factors, should change. Factors that could cause future results to differ materially from those anticipated in these forward-looking statements include, but are not limited to the volatility of natural gas prices, the possibility that exploration efforts will not yield economically recoverable quantities of gas, accidents and other risks associated with gas exploration and development operations, the risk that the Company will encounter unanticipated geological factors, the Company’s need for and availability of additional financing, the possibility that the Company may not be able to secure permitting and other governmental clearances necessary to carry out the Company’s exploration and development plans, and the other risk factors discussed in greater detail in the Company’s various filings on SEDAR with Canadian securities regulators and its filings with the U.S. Securities and Exchange Commission, including the Company’s Form 20-F dated July 1, 2005.

THE TSX VENTURE EXCHANGE HAS NOT REVIEWED AND DOES NOT ACCEPT RESPONSIBILITY FOR THE ADEQUACY OR ACCURACY OF THIS RELEASE.